UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	Aclarion, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	8181 Arista Place, Suite 100
City, State and Zip Code:	Broomfield, CO 800021

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Aclarion, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

As reported in the Company’s Item 4.02 Current Report on Form 8-K filed on May 16, 2023, the Audit Committee of the Company, after consultation with the Company’s management and the Company’s new independent accountant, CohnReznick LLP, concluded that the following financial statements previously filed by the Company with the Securities and Exchange Commission (“Commission”) should no longer be relied upon due to certain errors in such financial statements.

The errors affect the Company's financial statements for the fiscal year ended December 31, 2022 (the “Non-Reliance Period”). The errors will not have any impact on the Company’s cash position, cash flow, revenues or liquidity for the 2022 fiscal year.

The Company intends to file restated financial statements (the “Restatement”) as of and for the year ended December 31, 2022 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement Period”). The Company expects to file with the SEC the Restatements of the Restatement Period on or prior to Monday May 22, 2023, which is the first business day following the fifth calendar day after the prescribed due date for the Company’s Quarterly Report on Form 10-Q (the “Quarterly Report”) for the quarter ended March 31, 2023. The Company intends to file the Quarterly Report immediately following the filing of the Restatements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Lorbiecki	(833)	275-2266
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Aclarion, Inc.

(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ John Lorbiecki
John Lorbiecki Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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